Exhibit 99.1

Sequans Appoints Nick Taluja VP of Worldwide Sales

Former VP at SK Hynix and ST-Ericsson joins LTE for IoT chip leader

PARIS--(BUSINESS WIRE)--September 6, 2016--Leading LTE for IoT chipmaker Sequans Communications (NYSE: SQNS) has appointed Nick Taluja to the position of vice president, worldwide sales, where he will manage Sequans’ global sales organization, including regional operations in USA, Asia, and Europe. Nick brings to Sequans more than 20 years of broad range experience in sales and marketing at leading semiconductor companies in the mobile, communication, industrial and automotive markets.

“We are very pleased to have Nick join our executive team,” said Georges Karam, Sequans CEO. “Our customers will benefit from his extensive knowledge of global semiconductor markets and our company will benefit from his significant sales management and customer service experience.”

Taluja was most recently vice president of sales at SK hynix, a leading supplier of DRAM and Flash memory solutions, where he led the sales organization for the Americas. Prior to SK hynix, Taluja led the Americas’ sales and marketing organizations at ST-Ericsson, the former multinational supplier of wireless semiconductor products, including LTE solutions. Earlier, Taluja spent several years at Texas Instruments.

“I am excited to be part of the Sequans team and lead the worldwide sales organization,” said Taluja. “What they have accomplished in becoming the first to market with optimized LTE solutions for IoT markets is truly exceptional and I look forward to working with Sequans’ global teams to drive the next chapter in the company's growth.”

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans.

CONTACT:
Sequans Communications S.A.
Media relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor relations:
Claudia Gatlin, +1-212-830-9080
claudia@sequans.com